UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2025

November 14, 2025

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL https://www.mufg.jp/english/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting,
Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179

Semi-annual securities report issuing date:	November 28, 2025	Dividend payment date:	December 5, 2025
Trading accounts:	Established

Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2025

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the six months ended
September 30, 2025	6,893,775	0.5	1,746,675	(0.6)	1,292,955	2.8
September 30, 2024	6,860,277	21.1	1,756,926	37.3	1,258,195	35.7

(*)	Comprehensive income

           September 30, 2025: 1,123,012 million yen, (15.0) % ;    September 30, 2024: 1,321,798 million yen, (14.8) %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the six months ended
September 30, 2025	113.07	112.77
September 30, 2024	107.69	107.57

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
September 30, 2025	404,318,108	22,238,209	5.2
March 31, 2025	413,113,501	21,728,132	5.0

(Reference) Shareholders’ equity as of September 30, 2025: 20,877,762 million yen; March 31, 2025: 20,520,374 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

            (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2025	—	25.00	—	39.00	64.00
ending March 31, 2026	—	35.00
ending March 31, 2026 (Forecast)			—	39.00	74.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : Yes

3. Earnings Target for the Fiscal Year ending March 31, 2026 (Consolidated)

MUFG has an earning target of 2,100.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2026. (There is a change to our earnings target released on May 15, 2025.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: Yes

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2025	12,067,710,920 shares
	March 31, 2025	12,067,710,920 shares
(B) Treasury stocks:	September 30, 2025	685,710,440 shares
	March 31, 2025	561,193,945 shares
(C) Average outstanding of total stocks:	Six months ended September 30, 2025	11,435,439,515 shares
	Six months ended September 30, 2024	11,683,338,019 shares

* This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure.

* Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Consolidated Statements of Changes in Net Assets	6
(4) Changes in Accounting Estimates	8
(5) Notes on Going-Concern Assumption	8
(6) Additional Information	8

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2025”

(*) The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference: November 14, 2025 (Friday)

Explanation for investors and analysts: November 18, 2025 (Tuesday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2025	As of September 30, 2025
Assets:
Cash and due from banks	109,095,437	94,089,415
Call loans and bills bought	1,180,949	1,267,390
Receivables under resale agreements	18,856,895	17,177,912
Receivables under securities borrowing transactions	5,701,495	5,781,640
Monetary claims bought	6,620,404	6,938,635
Trading assets	26,142,919	28,153,014
Money held in trust	1,084,487	1,251,660
Securities	86,125,371	85,997,896
Loans and bills discounted	121,436,133	123,258,332
Foreign exchanges	1,913,526	1,967,544
Other assets	17,824,068	20,816,918
Tangible fixed assets	1,240,104	1,343,766
Intangible fixed assets	1,875,551	1,928,358
Net defined benefit assets	2,217,529	2,264,646
Deferred tax assets	148,752	152,710
Customers’ liabilities for acceptances and guarantees	12,864,745	13,068,099
Allowance for credit losses	(1,214,870)	(1,139,834)

Total assets	413,113,501	404,318,108

Liabilities:
Deposits	228,512,749	227,256,731
Negotiable certificates of deposit	17,374,010	18,030,425
Call money and bills sold	5,072,926	6,073,385
Payables under repurchase agreements	43,359,076	39,939,775
Payables under securities lending transactions	699,852	1,191,168
Commercial papers	3,475,042	3,309,746
Trading liabilities	19,362,603	22,161,918
Borrowed money	22,101,954	11,646,050
Foreign exchanges	2,508,462	2,229,347
Short-term bonds payable	1,373,236	1,190,249
Bonds payable	14,018,955	15,375,974
Due to trust accounts	4,937,999	3,885,232
Other liabilities	14,563,347	15,587,321
Reserve for bonuses	251,665	174,097
Reserve for bonuses to directors	2,879	1,816
Reserve for stocks payment	11,077	11,178
Net defined benefit liabilities	104,612	107,395
Reserve for retirement benefits to directors	813	834
Reserve for loyalty award credits	7,730	9,402
Reserve for contingent losses	150,657	135,980
Reserves under special laws	5,295	5,623
Deferred tax liabilities	540,770	603,661
Deferred tax liabilities for land revaluation	84,903	84,483
Acceptances and guarantees	12,864,745	13,068,099

Total liabilities	391,385,368	382,079,899

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2025	As of September 30, 2025
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	—	13,965
Retained earnings	14,845,617	15,689,563
Treasury stock	(726,631)	(975,057)

Total shareholders’ equity	16,260,498	16,869,984

Net unrealized gains (losses) on available-for-sale securities	1,327,127	1,646,350
Net deferred gains (losses) on hedging instruments	(894,227)	(1,094,958)
Land revaluation excess	122,400	121,689
Foreign currency translation adjustments	3,198,279	2,894,526
Remeasurements of defined benefit plans	554,502	522,895
Debt value adjustments of foreign subsidiaries and affiliates	(51,663)	(86,490)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	3,457	3,765

Total accumulated other comprehensive income	4,259,875	4,007,777

Subscription rights to shares	11	17
Non-controlling interests	1,207,746	1,360,429

Total net assets	21,728,132	22,238,209

Total liabilities and net assets	413,113,501	404,318,108

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Ordinary income	6,860,277	6,893,775
Interest income	4,357,421	4,183,706
Interest on loans and bills discounted	2,158,474	1,995,915
Interest and dividends on securities	819,014	879,962
Trust fees	70,771	77,536
Fees and commissions	1,117,642	1,212,712
Trading income	227,068	155,895
Other operating income	287,483	490,073
Other ordinary income	799,889	773,850
Ordinary expenses	5,103,351	5,147,099
Interest expenses	2,848,886	2,743,761
Interest on deposits	1,091,459	1,006,646
Fees and commissions	209,638	212,265
Trading expenses	—	85,102
Other operating expenses	90,050	143,086
General and administrative expenses	1,576,576	1,609,869
Other ordinary expenses	378,200	353,013

Ordinary profits	1,756,926	1,746,675

Extraordinary gains	9,549	44,449
Gains on disposition of fixed assets	9,549	6,132
Gains on step acquisitions	—	20,755
Gains on liquidation of subsidiaries	—	17,555
Gains on change in equity	—	5
Extraordinary losses	24,625	20,607
Losses on disposition of fixed assets	4,447	8,080
Losses on impairment of fixed assets	16,868	12,198
Provision for reserve for contingent liabilities from financial instruments transactions	286	328
Provision for reserve for contingent liabilities arising from commodities transactions	—	0
Losses on sales of shares of subsidiaries	3,023	—

Profits before income taxes	1,741,849	1,770,518

Income taxes-current	259,670	364,274
Income taxes-deferred	169,539	42,588

Total taxes	429,210	406,863

Profits	1,312,639	1,363,654

Profits attributable to non-controlling interests	54,444	70,699

Profits attributable to owners of parent	1,258,195	1,292,955

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Profits	1,312,639	1,363,654
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(210,521)	313,915
Net deferred gains (losses) on hedging instruments	(151,311)	(200,410)
Land revaluation excess	—	12
Foreign currency translation adjustments	529,149	(253,325)
Remeasurements of defined benefit plans	(23,603)	(32,576)
Net unrealized gains (losses) on loans of foreign subsidiaries	2,103	1,976
Share of other comprehensive income of associates accounted for using equity method	(136,657)	(70,232)

Total other comprehensive income	9,158	(240,641)

Comprehensive income	1,321,798	1,123,012

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,234,573	1,042,963
Comprehensive income attributable to non-controlling interests	87,224	80,049

5

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2024

(in millions of yen)

	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	83,623	13,791,608	(613,823)	15,402,921	1,534,094	(687,476)
Cumulative effects of changes in accounting policies			6,119		6,119		(1,896)
Restated balance	2,141,513	83,623	13,797,728	(613,823)	15,409,041	1,534,094	(689,373)
Changes during the period
Cash dividends			(240,937)		(240,937)
Profits attributable to owners of parent			1,258,195		1,258,195
Repurchase of treasury stock				(118,406)	(118,406)
Disposal of treasury stock		0		9,312	9,312
Reversal of land revaluation excess			5,934		5,934
Changes in subsidiaries’ equity		(6,818)			(6,818)
Net changes of items other than shareholders’ equity						(178,873)	(155,456)
Total changes during the period	—	(6,818)	1,023,192	(109,093)	907,280	(178,873)	(155,456)

Balance at the end of the period	2,141,513	76,805	14,820,920	(722,917)	16,316,321	1,355,221	(844,830)

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	133,967	2,762,818	507,085	(65,435)	—	4,185,052	0	1,159,003	20,746,978
Cumulative effects of changes in accounting policies						(1,896)			4,223
Restated balance	133,967	2,762,818	507,085	(65,435)	—	4,183,156	0	1,159,003	20,751,202
Changes during the period
Cash dividends									(240,937)
Profits attributable to owners of parent									1,258,195
Repurchase of treasury stock									(118,406)
Disposal of treasury stock									9,312
Reversal of land revaluation excess									5,934
Changes in subsidiaries’ equity									(6,818)
Net changes of items other than shareholders’ equity	(5,934)	324,923	(23,485)	7,653	1,616	(29,556)	5	49,654	20,103
Total changes during the period	(5,934)	324,923	(23,485)	7,653	1,616	(29,556)	5	49,654	927,384

Balance at the end of the period	128,032	3,087,741	483,599	(57,781)	1,616	4,153,600	6	1,208,657	21,678,586

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2025

(in millions of yen)

	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	—	14,845,617	(726,631)	16,260,498	1,327,127	(894,227)
Changes during the period
Cash dividends			(449,732)		(449,732)
Profits attributable to owners of parent			1,292,955		1,292,955
Repurchase of treasury stock				(250,407)	(250,407)
Disposal of treasury stock		0		1,981	1,981
Reversal of land revaluation excess			723		723
Changes in subsidiaries’ equity		13,965			13,965
Net changes of items other than shareholders’ equity						319,223	(200,730)
Total changes during the period	—	13,965	843,945	(248,425)	609,485	319,223	(200,730)

Balance at the end of the period	2,141,513	13,965	15,689,563	(975,057)	16,869,984	1,646,350	(1,094,958)

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	122,400	3,198,279	554,502	(51,663)	3,457	4,259,875	11	1,207,746	21,728,132
Changes during the period
Cash dividends									(449,732)
Profits attributable to owners of parent									1,292,955
Repurchase of treasury stock									(250,407)
Disposal of treasury stock									1,981
Reversal of land revaluation excess									723
Changes in subsidiaries’ equity									13,965
Net changes of items other than shareholders’ equity	(711)	(303,752)	(31,606)	(34,827)	307	(252,097)	5	152,682	(99,409)
Total changes during the period	(711)	(303,752)	(31,606)	(34,827)	307	(252,097)	5	152,682	510,076

Balance at the end of the period	121,689	2,894,526	522,895	(86,490)	3,765	4,007,777	17	1,360,429	22,238,209

7

Mitsubishi UFJ Financial Group, Inc.

(4) Changes in Accounting Estimates

(Change in the credit rating system used for calculating the allowance for credit losses)

Our principal domestic consolidated banking subsidiaries have established a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. The allowance for credit losses is calculated using internal credit ratings determined based on such credit rating system.

Following the adoption of a new credit rating system designed to further enhance their credit risk management framework, the subsidiaries calculated their allowance for credit losses using internal credit ratings determined under the new credit rating system as of the end of the six months ended September 30, 2025.

The impact of the resulting changes in accounting estimates on our consolidated financial statements as of and for the six months ended September 30, 2025, is immaterial.

(5) Notes on Going-Concern Assumption

None.

(6) Additional Information

(Information which is relevant to the understanding of the readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating the allowance for credit losses for MUFG Bank, Ltd. (“the Bank” ) and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, those determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

The Bank, our principal consolidated domestic banking subsidiary, applies the cash flow estimation method when determining allowance for credit losses for loans to substantially bankrupt borrowers and borrowers requiring special attention and caution in cases where it is possible to reasonably estimate the cash flows related to the collection of loan principal and receipt of interest payments. The estimation of such future cash flows is based on a borrower-specific assessment regarding the collectability of loans, including past collection experience, evaluation of the borrower’s restructuring plans, the financial condition and operating results of the borrower, and the economic environment of the industry to which the borrower belongs. In this regard, the estimation of future cash flows may be highly dependent on estimation of borrowers’ future performance and business sustainability. Estimates are subject to a high degree of uncertainly especially when made in connection with assessments regarding the collectability of loans to substantially bankrupt borrowers with respect to which objective information is not reasonably available.

In addition, when calculating allowance for credit losses, the Bank determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments to the loss rates calculated based on historical loss experience, taking into account future projections and other factors, especially considering the uncertain business environment arising from potential changes in the Russia-Ukraine situation and the trade policies of various countries. These adjustments are implemented made when deemed necessary, for example, by considering any additional expected loss amount not captured by the loss rates calculated based on historical loss experience. The amount of impact of these adjustments as of September 30, 2025 is ¥30,297 million (¥33,610 million as of March 31, 2025).

In addition, certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

8

Mitsubishi UFJ Financial Group, Inc.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rates of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply IFRS, are based on estimation relating to the economic environment, including changes in economic conditions, commodity prices and monetary and trade policies in each country as well as geopolitical situations, with respect to which objective data are not readily available.

In particular, future developments concerning the Russia-Ukraine situation and the trade policies of various countries are subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation continues for the foreseeable future and that the trade policies of various countries, while being subject to policy and other changes over the short term, will generally be implemented with consideration for economic and price trends. The recorded allowance represents our best estimate made based on such assumptions and in a manner designed to ensure objectivity and rationality.

For the six months ended September 30, 2025, such assumptions remained substantially unchanged because no significant changes were observed subsequent to the previous fiscal year end with respect to the events or circumstances underlying the outlook relating to the Russia-Ukraine situation and developments in the trade policies of various countries. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the nine months ended December 31, 2025 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

9

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2025

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[MUFG Consolidated]*1[BK and TB Combined]*2*3*4	1
	[BK Consolidated][BK Non-consolidated]
	[TB Consolidated][TB Non-consolidated]

2. Average Interest Rate Spread	[BK Non-consolidated][TB Non-consolidated]	7
	[BK and TB Combined]

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[MUFG Consolidated][BK Consolidated][TB Consolidated]	8

4. Securities	[MUFG Consolidated]	9
	[BK Non-consolidated][TB Non-consolidated]

5. ROE	[MUFG Consolidated]	12

6. Risk-Adjusted Capital Ratio	[MUFG Consolidated][BK Consolidated][TB Consolidated]	13
	[BK Non-consolidated][TB Non-consolidated]

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[MUFG Consolidated][BK and TB Combined including Trust Account]	14
	[BK Non-consolidated][TB Non-consolidated]
	[TB Non-consolidated : Trust Account]

8. Progress in Disposition of Problem Assets	[BK Non-consolidated]	20
	[TB Non-consolidated including Trust Account]

9. Loans Classified by Type of Industry	[BK and TB Combined including Trust Accounts]	22
	[BK Non-consolidated][TB Non-consolidated]
	[TB Non-consolidated : Trust Accounts]

10. Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[BK and TB Combined including Trust Accounts]	26
	[BK Non-consolidated][TB Non-consolidated]
	[TB Non-consolidated including Trust Account]

11. Overseas Loans	[BK Consolidated excl. KS, BDI]*5*6	27

12. Loans and Deposits	[BK and TB Combined]	28
	[BK Non-consolidated][TB Non-consolidated]

13. Domestic Deposits	[BK and TB Combined]	29
	[BK Non-consolidated][TB Non-consolidated]

14. Status of Deferred Tax Assets	[BK Non-consolidated][TB Non-consolidated]	30

(Reference) 1. Financial Statements	[BK Non-consolidated][TB Non-consolidated]	32

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“KS” means Bank of Ayudhya Public Company Limited.
(*6)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2025 (A)	September 30, 2024 (B)
Gross profits	2,935,790	2,911,854	23,935
Gross profits before credit costs for trust accounts	2,935,787	2,911,851	23,936
Net interest income	1,440,026	1,508,577	(68,551)
Trust fees	77,536	70,771	6,765
Credit costs for trust accounts (1)	2	2	(0)
Net fees and commissions	1,000,446	908,004	92,442
Net trading profits	70,793	227,068	(156,275)
Net other operating profits	346,987	197,432	149,555
Net gains (losses) on debt securities	2,991	2,386	605
General and administrative expenses	1,648,742	1,606,497	42,245
Amortization of goodwill	19,102	18,388	714
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,306,147	1,323,742	(17,594)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,287,044	1,305,354	(18,309)
Provision for general allowance for credit losses (2)	28,981	73,833	(44,852)
Net operating profits*	1,316,028	1,379,190	(63,162)
Net non-recurring gains (losses)	430,647	377,735	52,912
Credit costs (3)	(155,322)	(318,318)	162,995
Losses on loan write-offs	(97,474)	(137,920)	40,446
Provision for specific allowance for credit losses	(54,843)	(186,816)	131,973
Other credit costs	(3,005)	6,418	(9,424)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	3,862	688	3,174
Gains on loans written-off (6)	46,084	58,022	(11,937)
Net gains (losses) on equity securities	130,240	363,984	(233,744)
Gains on sales of equity securities	151,067	400,208	(249,140)
Losses on sales of equity securities	(16,707)	(20,477)	3,770
Losses on write-down of equity securities	(4,120)	(15,745)	11,625
Equity in earnings of equity method investees	381,931	257,138	124,793
Other non-recurring gains (losses)	23,851	16,219	7,631

Ordinary profits	1,746,675	1,756,926	(10,250)

Net extraordinary gains (losses)	23,842	(15,076)	38,918
Net gains (losses) on disposition of fixed assets	(1,947)	5,102	(7,050)
Losses on impairment of fixed assets	(12,198)	(16,868)	4,670
Gains on step acquisitions	20,755	—	20,755
Gains on liquidation of subsidiaries	17,555	—	17,555
Losses on sales of shares of subsidiaries	—	(3,023)	3,023
Profits before income taxes	1,770,518	1,741,849	28,668
Income taxes-current	364,274	259,670	104,604
Income taxes-deferred	42,588	169,539	(126,951)
Total taxes	406,863	429,210	(22,346)
Profits	1,363,654	1,312,639	51,015
Profits attributable to non-controlling interests	70,699	54,444	16,254

Profits attributable to owners of parent	1,292,955	1,258,195	34,760

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(76,391)	(185,771)	109,379
Number of consolidated subsidiaries	344	340	4
Number of affiliated companies accounted for under the equity method	51	56	(5)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2025 (A)	September 30, 2024 (B)
Gross profits	1,669,986	1,563,040	106,945
Gross profits before credit costs for trust accounts	1,669,983	1,563,037	106,946
Domestic gross profits	733,054	752,364	(19,310)
Net interest income	525,264	483,409	41,855
Trust fees	67,745	61,807	5,938
Credit costs for trust accounts (1)	2	2	(0)
Net fees and commissions	212,148	186,900	25,248
Net trading profits	(7,974)	3,297	(11,272)
Net other operating profits	(64,130)	16,949	(81,080)
Net gains (losses) on debt securities	(88,609)	(1,684)	(86,924)
Non-domestic gross profits	936,931	810,675	126,256
Net interest income	398,925	421,752	(22,827)
Net fees and commissions	227,757	185,630	42,127
Net trading profits	14,658	29,334	(14,675)
Net other operating profits	295,590	173,958	121,631
Net gains (losses) on debt securities	92,604	6,539	86,065
General and administrative expenses	831,501	757,174	74,327
Personnel expenses	348,289	323,196	25,092
Non-personnel expenses	436,304	393,404	42,900
Taxes	46,907	40,572	6,334
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	838,481	805,863	32,618
Provision for general allowance for credit losses (2)	(5,121)	(39)	(5,081)
Net operating profits	833,362	805,826	27,536
Net non-recurring gains (losses)	245,529	385,879	(140,350)
Credit costs (3)	(5,607)	(6,536)	928
Reversal of allowance for credit losses (4)	78,749	18,486	60,263
Reversal of reserve for contingent losses included in credit costs (5)	4,505	1,104	3,401
Gains on loans written-off (6)	4,714	7,083	(2,368)
Net gains (losses) on equity securities	128,781	351,128	(222,346)
Gains on sales of equity securities	147,145	386,979	(239,833)
Losses on sales of equity securities	(14,091)	(18,703)	4,611
Losses on write-down of equity securities	(4,272)	(17,147)	12,874
Other non-recurring gains (losses)	34,385	14,613	19,771

Ordinary profits	1,078,891	1,191,705	(112,813)

Net extraordinary gains (losses)	23,035	(11,065)	34,100
Net gains (losses) on disposition of fixed assets	(4,398)	5,194	(9,592)
Losses on impairment of fixed assets	(5,285)	(14,599)	9,313
Gains on liquidation of subsidiaries	20,716	—	20,716
Gains on sales of shares of subsidiaries	11,889	—	11,889
Gains on sales of shares of affiliates	113	—	113
Gains on extinguishment of tie-in shares	—	219	(219)
Losses on sales of shares of subsidiaries	—	(1,879)	1,879
Income before income taxes	1,101,926	1,180,640	(78,713)
Income taxes-current	289,229	191,606	97,622
Income taxes-deferred	12,414	108,829	(96,415)
Total taxes	301,643	300,436	1,207

Net income	800,283	880,204	(79,921)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	77,243	20,100	57,142
Credit costs for trust accounts	2	2	(0)
Provision for general allowance for credit losses	30,306	63,469	(33,162)
Provision for special allowance for credit losses	41,701	(52,249)	93,951
Allowance for credit to specific foreign borrowers	1,565	7,135	(5,569)
Losses on loans write-offs	(4,315)	(5,450)	1,135
Provision for contingent losses included in credit costs	4,505	1,104	3,401
Gains on loans written-off	4,714	7,083	(2,368)
Losses on sales of other loans, etc.	(1,238)	(994)	(244)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	834,486	801,008	33,477
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	826,136	698,110	128,025

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2025 (A)	September 30, 2024 (B)
Gross profits	2,117,074	2,161,755	(44,681)
Net interest income	1,263,366	1,345,408	(82,041)
Net fees and commissions	538,999	494,510	44,489
Net trading profits	105,598	50,875	54,723
Net other operating profits	209,109	270,961	(61,851)
Net gains (losses) on debt securities	446	(5,454)	5,900
General and administrative expenses	1,086,432	1,083,435	2,997
Amortization of goodwill	8,456	8,375	81
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,039,098	1,086,696	(47,597)
Net operating profits before provision for general allowance for credit losses	1,030,641	1,078,320	(47,678)
Provision for general allowance for credit losses (1)	29,029	77,142	(48,113)
Net operating profits*	1,059,671	1,155,463	(95,792)
Net non-recurring gains (losses)	145,367	84,334	61,033
Credit costs (2)	(84,356)	(253,532)	169,175
Losses on loan write-offs	(45,125)	(86,201)	41,075
Provision for specific allowance for credit losses	(36,225)	(173,748)	137,522
Other credit costs	(3,005)	6,416	(9,422)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	3,840	354	3,486
Gains on loans written-off (5)	31,984	44,119	(12,135)
Net gains (losses) on equity securities	100,744	249,263	(148,519)
Gains on sales of equity securities	121,375	283,500	(162,125)
Losses on sales of equity securities	(16,649)	(18,199)	1,549
Losses on write-down of equity securities	(3,981)	(16,037)	12,056
Equity in earnings of equity method investees	62,694	26,261	36,432
Other non-recurring gains (losses)	30,459	17,866	12,592

Ordinary profits	1,205,038	1,239,798	(34,759)

Net extraordinary gains (losses)	26,035	3,048	22,987
Net gains (losses) on disposition of fixed assets	(3,798)	5,010	(8,809)
Losses on impairment of fixed assets	(8,149)	(1,962)	(6,186)
Gains on step acquisitions	20,755	—	20,755
Gains on liquidation of subsidiaries	17,555	—	17,555
Profits before income taxes	1,231,074	1,242,846	(11,772)
Income taxes-current	311,270	199,625	111,645
Income taxes-deferred	26,821	128,637	(101,815)
Total taxes	338,091	328,262	9,829
Profits	892,982	914,583	(21,601)
Profits attributable to non-controlling interests	24,204	26,275	(2,071)

Profits attributable to owners of parent	868,778	888,308	(19,530)

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(19,501)	(131,915)	112,413
Number of consolidated subsidiaries	125	113	12
Number of affiliated companies accounted for under the equity method	41	48	(7)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2025 (A)	September 30, 2024 (B)
Gross profits	1,470,062	1,340,843	129,219
Domestic gross profits	563,015	562,881	134
Net interest income	492,587	409,186	83,400
Net fees and commissions	157,206	133,373	23,832
Net trading profits	8,165	3,006	5,158
Net other operating profits	(94,944)	17,314	(112,258)
Net gains (losses) on debt securities	(88,271)	(2,120)	(86,150)
Non-domestic gross profits	907,047	777,961	129,085
Net interest income	350,117	398,121	(48,003)
Net fees and commissions	227,045	185,819	41,225
Net trading profits	33,038	29,189	3,849
Net other operating profits	296,845	164,831	132,014
Net gains (losses) on debt securities	89,980	(1,376)	91,356
General and administrative expenses	725,013	654,949	70,064
Personnel expenses	314,619	290,379	24,239
Non-personnel expenses	368,065	328,609	39,456
Amortization of goodwill	1,707	1,749	(42)
Taxes	42,328	35,960	6,368
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	746,756	687,643	59,113
Net operating profits before provision for general allowance for credit losses	745,049	685,893	59,155
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	745,049	685,893	59,155
Net non-recurring gains (losses)	208,640	273,900	(65,260)
Credit costs (2)	(5,554)	(6,446)	891
Reversal of allowance for credit losses (3)	78,749	18,486	60,263
Reversal of reserve for contingent losses included in credit costs (4)	4,484	770	3,714
Gains on loans written-off (5)	4,712	7,080	(2,368)
Net gains (losses) on equity securities	100,139	248,770	(148,631)
Gains on sales of equity securities	116,559	280,187	(163,628)
Losses on sales of equity securities	(14,026)	(16,420)	2,394
Losses on write-down of equity securities	(2,393)	(14,997)	12,603
Other non-recurring gains (losses)	26,109	5,240	20,869

Ordinary profits	953,689	959,794	(6,105)

Net extraordinary gains (losses)	27,308	4,202	23,105
Net gains (losses) on disposition of fixed assets	(3,885)	5,059	(8,944)
Losses on impairment of fixed assets	(1,524)	(1,075)	(449)
Gains on liquidation of subsidiaries	20,716	—	20,716
Gains on sales of shares of subsidiaries	11,889	—	11,889
Gains on sales of shares of affiliates	113	—	113
Gains on extinguishment of tie-in shares	—	219	(219)
Income before income taxes	980,998	963,997	17,000
Income taxes-current	263,570	155,314	108,256
Income taxes-deferred	6,209	93,929	(87,720)
Total taxes	269,779	249,243	20,536

Net income	711,218	714,753	(3,535)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	82,392	19,890	62,501
Provision for general allowance for credit losses	35,428	63,509	(28,081)
Provision for special allowance for credit losses	41,755	(52,158)	93,913
Allowance for credit to specific foreign borrowers	1,565	7,135	(5,569)
Losses on loans write-off	(4,315)	(5,450)	1,135
Provision for contingent losses included in credit costs	4,484	770	3,714
Gains on loans written-off	4,712	7,080	(2,368)
Losses on sales of other loans, etc.	(1,238)	(995)	(243)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	743,340	689,391	53,949
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	743,044	604,765	138,278

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2025 (A)	September 30, 2024 (B)
Gross profits	378,316	320,526	57,789
Gross profits before credit costs for trust accounts	378,313	320,524	57,789
Trust fees	77,701	70,942	6,759
Trust fees before credit costs for trust accounts	77,699	70,939	6,760
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,954	4,857	3,097
Other trust fees	69,744	66,081	3,662
Credit costs for trust accounts (1)	2	2	(0)
Net interest income	91,038	60,491	30,546
Net fees and commissions	197,325	172,158	25,167
Net trading profits	(33,885)	1,859	(35,744)
Net other operating profits	46,136	15,075	31,061
Net gains (losses) on debt securities	2,286	8,351	(6,064)
General and administrative expenses	263,923	233,396	30,527
Amortization of goodwill	10,959	9,925	1,034
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	125,349	97,053	28,296
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	114,390	87,127	27,262
Provision for general allowance for credit losses (2)	(331)	55	(386)
Net operating profits*	114,061	87,186	26,874
Net non-recurring gains (losses)	32,749	110,369	(77,620)
Credit costs (3)	(51)	(70)	18
Losses on loan write-offs	(2)	(1)	(1)
Provision for specific allowance for credit losses	(49)	(70)	21
Other credit costs	—	1	(1)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	20	333	(313)
Gains on loans written-off (6)	6	76	(69)
Net gains (losses) on equity securities	29,405	102,350	(72,944)
Gains on sales of equity securities	30,586	106,843	(76,256)
Losses on sales of equity securities	(65)	(2,282)	2,217
Losses on write-down of equity securities	(1,115)	(2,210)	1,094
Equity in earnings of equity method investees	481	843	(361)
Other non-recurring gains (losses)	2,886	6,836	(3,950)

Ordinary profits	146,810	197,556	(50,745)

Net extraordinary gains (losses)	(2,063)	(15,818)	13,755
Net gains (losses) on disposition of fixed assets	1,918	732	1,186
Losses on impairment of fixed assets	(3,987)	(13,527)	9,540
Losses on sales of shares of subsidiaries	—	(3,023)	3,023
Profits before income taxes	144,746	181,737	(36,990)
Income taxes-current	31,695	42,963	(11,268)
Income taxes-deferred	9,506	15,694	(6,187)
Total taxes	41,202	58,658	(17,455)
Profits	103,544	123,079	(19,535)
Profits attributable to non-controlling interests	82	134	(51)

Profits attributable to owners of parent	103,462	122,945	(19,483)

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(353)	398	(751)

Number of consolidated subsidiaries	185	195	(10)
Number of affiliated companies accounted for under the equity method	6	6	—

TB Consolidated (combined operating results of TB and transferred entities to MUAH in the United States)

TB transferred the interests in its subsidiaries in the United States to MUAH in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows(the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	117,097	89,356	27,740
Profits attributable to owners of parent	105,550	124,592	(19,042)
Number of the entities transferred to MUAH	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2025 (A)	September 30, 2024 (B)
Gross profits	199,923	222,197	(22,273)
Gross profits before credit costs for trust accounts	199,920	222,194	(22,273)
Domestic gross profits	170,038	189,483	(19,444)
Trust fees	67,745	61,807	5,938
Trust fees before credit costs for trust accounts	67,743	61,804	5,938
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,954	4,857	3,097
Other trust fees	59,788	56,946	2,841
Credit costs for trust accounts (1)	2	2	(0)
Net interest income	32,677	74,222	(41,545)
Net fees and commissions	54,941	53,526	1,415
Net trading profits	(16,140)	290	(16,430)
Net other operating profits	30,814	(364)	31,178
Net gains (losses) on debt securities	(337)	436	(773)
Non-domestic gross profits	29,884	32,714	(2,829)
Net interest income	48,807	23,630	25,176
Net fees and commissions	712	(189)	901
Net trading profits	(18,379)	145	(18,525)
Net other operating profits	(1,254)	9,127	(10,382)
Net gains (losses) on debt securities	2,624	7,915	(5,291)
General and administrative expenses	106,488	102,224	4,263
Personnel expenses	33,670	32,817	853
Non-personnel expenses	68,239	64,795	3,444
Taxes	4,578	4,611	(33)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	93,432	119,969	(26,536)
Provision for general allowance for credit losses (2)	(5,121)	(39)	(5,081)
Net operating profits	88,313	119,932	(31,619)
Net non-recurring gains (losses)	36,888	111,978	(75,089)
Credit costs (3)	(53)	(89)	36
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	20	333	(313)
Gains on loans written-off (6)	2	2	(0)
Net gains (losses) on equity securities	28,642	102,357	(73,715)
Gains on sales of equity securities	30,586	106,791	(76,204)
Losses on sales of equity securities	(65)	(2,282)	2,217
Losses on write-down of equity securities	(1,878)	(2,150)	271
Other non-recurring gains (losses)	8,276	9,373	(1,097)

Ordinary profits	125,202	231,911	(106,708)

Net extraordinary gains (losses)	(4,273)	(15,267)	10,994
Net gains (losses) on disposition of fixed assets	(512)	135	(648)
Losses on impairment of fixed assets	(3,760)	(13,523)	9,762
Losses on sales of shares of subsidiaries	—	(1,879)	1,879
Income before income taxes	120,928	216,643	(95,714)
Income taxes-current	25,658	36,292	(10,634)
Income taxes-deferred	6,205	14,899	(8,694)
Total taxes	31,863	51,192	(19,328)

Net income	89,065	165,450	(76,385)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(5,148)	209	(5,358)
Credit costs for trust accounts	2	2	(0)
Provision for general allowance for credit losses	(5,121)	(39)	(5,081)
Provision for special allowance for credit losses	(53)	(91)	37
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	20	333	(313)
Gains on loans written-off	2	2	(0)
Losses on sales of other loans, etc.	—	1	(1)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	91,145	111,617	(20,472)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	83,092	93,345	(10,253)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2025 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2024 (B)
Total average interest rate on interest-earning assets (a)	0.75	0.27	0.47
Average interest rate on loans and bills discounted (b)	1.09	0.27	0.82
Average interest rate on securities	0.74	0.11	0.62
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.55	0.21	0.34
Average interest rate on deposits and NCD (d)	0.17	0.14	0.02
Average interest rate on other liabilities	0.62	0.40	0.21
Overall interest rate spread (a)-(c)	0.20	0.06	0.13
Interest rate spread (b)-(d)	0.92	0.13	0.79

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.16	0.27	0.88
Interest rate spread (e)-(d)	0.99	0.12	0.86

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2025 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2024 (B)
Total average interest rate on interest-earning assets (a)	0.82	(0.23)	1.05
Average interest rate on loans and bills discounted (b)	0.96	0.27	0.68
Average interest rate on securities	2.01	(3.24)	5.26
Total average interest rate on interest-bearing liabilities (c)	0.49	0.23	0.26
Average interest rate on deposits and NCD (d)	0.33	0.25	0.07
Overall interest rate spread (a)-(c)	0.32	(0.46)	0.79
Interest rate spread (b)-(d)	0.62	0.01	0.61

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.96	0.21	0.74
Interest rate spread (e)-(d)	0.62	(0.03)	0.66

(Reference)

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2025 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2024 (B)
Average interest rate on loans and bills discounted (a)	1.09	0.27	0.81
Average interest rate on deposits and NCD (b)	0.18	0.15	0.03
Interest rate spread (a)-(b)	0.91	0.12	0.78

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.15	0.27	0.88
Interest rate spread (c)-(b)	0.97	0.12	0.85

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2025
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,668.9	8,258.8	12,905.9	23,833.7
Receive-floater/pay-fix	353.4	15,647.4	2,870.9	18,871.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—
Total	3,022.4	23,906.2	15,776.9	42,705.6

BK Consolidated

	(in billions of yen)
	As of September 30, 2025
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,935.2	6,947.1	12,810.7	21,693.1
Receive-floater/pay-fix	97.8	13,613.1	1,820.1	15,531.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—
Total	2,033.1	20,560.3	14,630.8	37,224.3

TB Consolidated

	(in billions of yen)
	As of September 30, 2025
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	733.7	1,199.4	95.2	2,028.3
Receive-floater/pay-fix	254.7	1,875.2	1,001.4	3,131.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—
Total	988.4	3,074.6	1,096.6	5,159.8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2025				As of March 31, 2025
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	23,845,331	(632,323)	36,281	668,604	23,272,183	(625,190)	15,276	640,467
Domestic bonds	17,369,088	(557,045)	—	557,045	17,115,009	(491,977)	3	491,980
Government bonds	13,147,917	(398,100)	—	398,100	13,300,923	(369,059)	—	369,059
Municipal bonds	2,700,543	(101,254)	—	101,254	2,545,626	(93,140)	—	93,140
Corporate bonds	1,520,627	(57,690)	—	57,690	1,268,459	(29,777)	3	29,781
Other	6,476,243	(75,278)	36,281	111,559	6,157,174	(133,213)	15,272	148,486
Foreign bonds	4,535,816	(80,826)	29,607	110,434	4,690,276	(137,239)	10,825	148,065
Other	1,940,426	5,548	6,673	1,125	1,466,897	4,026	4,446	420

	(in millions of yen)
	As of September 30, 2025				As of March 31, 2025
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	60,709,607	2,699,026	3,402,405	703,379	61,321,796	2,203,663	2,898,215	694,551
Domestic equity securities	3,839,848	2,821,914	2,829,992	8,077	3,540,457	2,458,566	2,468,724	10,158
Domestic bonds	17,956,029	(298,629)	2,934	301,564	23,123,161	(249,533)	4,371	253,905
Government bonds	16,218,628	(194,310)	1,149	195,460	21,181,296	(155,513)	2,327	157,840
Municipal bonds	206,636	(8,723)	1	8,724	309,997	(9,776)	2	9,779
Corporate bonds	1,530,763	(95,595)	1,783	97,379	1,631,867	(84,243)	2,041	86,285
Other	38,913,728	175,741	569,479	393,737	34,658,178	(5,368)	425,118	430,487
Foreign equity securities	773,259	110,112	116,076	5,964	662,949	36,272	54,295	18,022
Foreign bonds	28,402,625	1,912	200,045	198,132	24,182,709	(113,323)	152,561	265,884
Other	9,737,843	63,716	253,357	189,641	9,812,519	71,682	218,262	146,580

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2025				As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	21,285,452	(617,154)	29,433	646,587	21,295,315	(607,764)	10,777	618,541
Stocks of subsidiaries and affiliates	726,689	518,842	564,772	45,929	684,864	464,454	471,540	7,086

	(in millions of yen)
	As of September 30, 2025				As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	42,485,791	2,402,769	2,723,067	320,298	45,173,480	2,005,377	2,300,444	295,066
Domestic equity securities	3,295,575	2,375,275	2,381,231	5,956	3,012,332	2,044,936	2,053,034	8,097
Domestic bonds	15,618,795	(165,258)	2,693	167,951	20,849,312	(138,304)	3,926	142,230
Other	23,571,420	192,752	339,142	146,390	21,311,835	98,744	243,483	144,738
Foreign equity securities	678,009	90,031	92,964	2,932	605,665	17,076	30,177	13,101
Foreign bonds	16,309,203	118,786	136,056	17,269	13,651,795	88,819	110,304	21,485
Other	6,584,207	(16,065)	110,121	126,187	7,054,373	(7,151)	103,000	110,152

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2025				As of March 31, 2025
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	12,110,895	9,436,790	9,563,234	1,563,697	18,407,253	9,375,181	7,204,520	2,741,856
Government bonds	11,542,823	7,206,277	7,731,340	338,539	17,915,211	7,060,351	5,390,211	1,715,335
Municipal bonds	232,529	1,166,331	1,508,310	—	215,259	1,165,328	1,475,025	—
Corporate bonds	335,542	1,064,181	323,583	1,225,157	276,781	1,149,501	339,283	1,026,521
Other	4,908,519	3,683,429	3,171,893	12,970,148	3,733,273	6,482,656	2,494,264	10,189,203
Foreign equity securities	1,415	20,165	—	—	1,366	20,285	—	—
Foreign bonds	4,308,412	1,427,028	2,874,611	11,879,485	3,186,009	3,714,661	2,261,660	8,799,263
Other	598,691	2,236,235	297,281	1,090,663	545,896	2,747,709	232,603	1,389,940
Total	17,019,414	13,120,220	12,735,127	14,533,845	22,140,526	15,857,837	9,698,784	12,931,060

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2025				As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	2,559,879	(15,168)	6,848	22,017	1,976,868	(17,426)	4,499	21,925
Stocks of subsidiaries and affiliates	18,650	(1,001)	—	1,001	19,189	(1,368)	—	1,368

	(in millions of yen)
	As of September 30, 2025				As of March 31, 2025
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	13,258,218	327,517	642,724	315,206	11,541,216	251,081	552,833	301,751
Domestic equity securities	621,195	462,325	463,729	1,404	588,732	413,329	415,255	1,925
Domestic bonds	2,110,532	(133,478)	228	133,706	2,181,927	(111,341)	444	111,785
Other	10,526,490	(1,329)	178,766	180,096	8,770,556	(50,907)	137,133	188,040
Foreign equity securities	163	110	110	—	130	81	81	—
Foreign bonds	8,327,390	(75,941)	41,203	117,145	7,018,941	(123,179)	28,749	151,929
Other	2,198,936	74,501	137,452	62,950	1,751,484	72,191	108,302	36,110

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2025				As of March 31, 2025
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,794	499,188	1,590,453	332,360	899	500,062	1,567,603	348,870
Government bonds	—	499,180	1,584,930	236,753	—	499,160	1,563,523	246,504
Municipal bonds	—	8	—	—	—	10	—	—
Corporate bonds	1,794	—	5,523	95,607	899	892	4,080	102,366
Other	1,291,452	1,959,341	3,066,817	4,801,112	386,183	3,080,461	2,327,090	3,400,230
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	1,246,992	1,624,676	2,979,584	4,722,751	297,586	2,854,717	2,268,804	3,339,190
Other	44,460	334,664	87,233	78,361	88,596	225,744	58,286	61,039
Total	1,293,247	2,458,529	4,657,271	5,133,473	387,082	3,580,524	3,894,694	3,749,101

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2025 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2024 (B)
ROE (JPX basis) *1	12.49	(0.07)	12.56

Note:

*1 Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
(1) Total capital ratio (4)/(7)	18.99%	0.16%	18.83%
(2) Tier 1 capital ratio (5)/(7)	16.87%	0.22%	16.65%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.08%	(0.10)%	14.18%
(4) Total capital	21,052.8	907.8	20,145.0
(5) Tier 1 capital	18,702.0	897.2	17,804.8
(6) Common Equity Tier 1 capital	15,605.2	436.0	15,169.2
(7) Risk weighted assets	110,808.0	3,877.5	106,930.4
(8) Required Capital (7)×8%	8,864.6	310.2	8,554.4

BK Consolidated

	(in billions of yen)
	As of September 30, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
(1) Total capital ratio (4)/(7)	19.60%	(0.02)%	19.63%
(2) Tier 1 capital ratio (5)/(7)	17.81%	0.13%	17.68%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.81%	(0.28)%	15.10%
(4) Total capital	17,239.0	761.4	16,477.6
(5) Tier 1 capital	15,666.4	823.1	14,843.2
(6) Common Equity Tier 1 capital	13,023.9	348.8	12,675.1
(7) Risk weighted assets	87,923.5	3,994.1	83,929.4
(8) Required Capital (7)×8%	7,033.8	319.5	6,714.3

TB Consolidated

	(in billions of yen)
	As of September 30, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
(1) Total capital ratio (4)/(7)	20.14%	0.17%	19.96%
(2) Tier 1 capital ratio (5)/(7)	15.97%	(0.44)%	16.41%
(3) Common Equity Tier 1 capital ratio (6)/(7)	13.02%	(0.53)%	13.56%
(4) Total capital	2,047.8	106.2	1,941.6
(5) Tier 1 capital	1,624.0	27.6	1,596.3
(6) Common Equity Tier 1 capital	1,324.1	5.3	1,318.7
(7) Risk weighted assets	10,168.0	443.5	9,724.4
(8) Required Capital (7)×8%	813.4	35.4	777.9

BK Non-consolidated

	(in billions of yen)
	As of September 30, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
(1) Total capital ratio (4)/(7)	17.23%	0.16%	17.07%
(2) Tier 1 capital ratio (5)/(7)	15.60%	0.35%	15.24%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.19%	(0.11)%	12.30%
(4) Total capital	13,054.3	805.4	12,248.9
(5) Tier 1 capital	11,819.6	879.4	10,940.2
(6) Common Equity Tier 1 capital	9,233.9	403.0	8,830.9
(7) Risk weighted assets	75,738.6	3,991.3	71,747.3
(8) Required Capital (7)×8%	6,059.0	319.3	5,739.7

TB Non-consolidated

	(in billions of yen)
	As of September 30, 2025 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
(1) Total capital ratio (4)/(7)	19.59%	(0.46)%	20.06%
(2) Tier 1 capital ratio (5)/(7)	15.96%	(0.93)%	16.89%
(3) Common Equity Tier 1 capital ratio (6)/(7)	13.39%	(0.95)%	14.35%
(4) Total capital	2,276.3	100.3	2,176.0
(5) Tier 1 capital	1,853.8	21.7	1,832.1
(6) Common Equity Tier 1 capital	1,556.3	(0.2)	1,556.6
(7) Risk weighted assets	11,614.9	770.4	10,844.5
(8) Required Capital (7)×8%	929.1	61.6	867.5

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt	308,645	300,776	7,868
Doubtful	601,654	693,225	(91,571)
Special Attention	504,379	536,469	(32,089)
Accruing loans contractually past due 3 months or more	16,350	17,863	(1,513)
Restructured loans	488,029	518,605	(30,575)
Subtotal (A)	1,414,679	1,530,471	(115,791)
Normal(B)	137,998,575	135,805,816	2,192,758
Total loans (C=A+B)	139,413,254	137,336,287	2,076,967
Non-performing loans ratio (A)/(C)	1.01%	1.11%	(0.09)%
Write-offs	196,564	199,367	(2,803)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2025	Coverage ratio (D)/(A)	As of March 31, 2025	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,139,834	80.57%	1,214,870	79.37%	(75,036)	1.19%
General allowance for credit losses	731,995	—	761,228	—	(29,232)	—
Specific allowance for credit losses	398,019	—	442,257	—	(44,237)	—
Allowance for credit to specific foreign borrowers	9,819	—	11,385	—	(1,565)	—

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
Classified by Geographic Area	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Domestic	709,535	786,751	(77,215)
Overseas	705,143	743,720	(38,576)
Asia	487,572	491,835	(4,262)
Indonesia	45,445	51,106	(5,660)
Singapore	481	629	(147)
Thailand	400,765	382,780	17,984
Other	40,880	57,318	(16,438)
Americas	126,386	124,006	2,379
Europe, Middle East and Other	91,184	127,878	(36,693)
Total	1,414,679	1,530,471	(115,791)

	(in millions of yen)
Classified by Industry	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Domestic	709,535	786,751	(77,215)
Manufacturing	280,587	297,746	(17,159)
Construction	5,591	6,258	(667)
Wholesale and retail	76,914	84,280	(7,365)
Finance and insurance	11,607	16,709	(5,101)
Real estate, goods rental and leasing	18,601	27,402	(8,801)
Services	46,646	65,970	(19,324)
Other industries	16,794	38,996	(22,202)
Consumer	252,793	249,386	3,406
Overseas	705,143	743,720	(38,576)
Financial institutions	29,693	14,902	14,791
Commercial and industrial	440,932	492,167	(51,235)
Other	234,517	236,650	(2,132)
Total	1,414,679	1,530,471	(115,791)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt	44,467	50,052	(5,585)
Doubtful	343,693	448,449	(104,755)
Special Attention	340,302	365,391	(25,088)
Accruing loans contractually past due 3 months or more	9,087	9,236	(148)
Restructured loans	331,214	356,154	(24,939)
Subtotal (A)	728,464	863,892	(135,428)
Normal(B)	122,852,911	121,231,909	1,621,001
Total loans (C=A+B)	123,581,375	122,095,802	1,485,572
Non-performing loans ratio (A)/(C)	0.58%	0.70%	(0.11)%
Write-offs	157,569	163,085	(5,515)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2025	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	569,017	78.11%	656,627	76.00%	(87,609)	2.10%
Allowance for credit losses(D)	263,492	—	325,637	—	(62,144)	—
Collateral, guarantees, etc.(E)	305,524	—	330,989	—	(25,464)	—

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	44,467		911		43,555		—	100.00%
	[50,052	]	[995	]	[49,057	]	—	[100.00	%]
Doubtful	343,693		134,298		130,455		—	77.03%
	[448,449	]	[189,859	]	[133,301	]	—	[72.06	%]
Special Attention	340,302		128,282		131,514		—	76.34%
	[365,391	]	[134,782	]	[148,630	]	—	[77.56	%]
Total	728,464		263,492		305,524		—	78.11%
	[863,892	]	[325,637	]	[330,989	]	—	[76.00	%]

Note: The upper figures are as of September 30, 2025. The lower figures with brackets are as of March 31, 2025.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
Classified by Geographic Area	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Domestic	498,013	583,270	(85,256)
Overseas	230,450	280,622	(50,171)
Asia	41,430	58,101	(16,670)
Indonesia	339	507	(167)
Singapore	481	629	(147)
Thailand	—	—	—
Other	40,609	56,964	(16,354)
Americas	126,386	124,006	2,379
Europe, Middle East and Other	62,633	98,514	(35,880)
Total	728,464	863,892	(135,428)

	(in millions of yen)
Classified by Industry	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Domestic	498,013	583,270	(85,256)
Manufacturing	278,233	295,833	(17,600)
Construction	5,428	6,164	(736)
Wholesale and retail	74,541	81,876	(7,334)
Finance and insurance	11,586	16,687	(5,100)
Real estate	17,273	17,748	(475)
Goods rental and leasing	1,310	9,636	(8,325)
Services	46,562	65,734	(19,172)
Other industries	15,333	37,889	(22,555)
Consumer	47,743	51,699	(3,956)
Overseas	230,450	280,622	(50,171)
Financial institutions	27,622	13,131	14,491
Commercial and industrial	202,758	267,402	(64,643)
Other	69	88	(19)
Total	728,464	863,892	(135,428)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt	44,467	50,002	(5,535)
Doubtful	342,522	447,324	(104,802)
Special Attention	340,302	365,391	(25,088)
Accruing loans contractually past due 3 months or more	9,087	9,236	(148)
Restructured loans	331,214	356,154	(24,939)
Subtotal (A)	727,292	862,718	(135,425)
Normal(B)	119,876,253	118,665,863	1,210,390
Total loans (C=A+B)	120,603,546	119,528,581	1,074,964
Non-performing loans ratio (A)/(C)	0.60%	0.72%	(0.11)%
Write-offs	157,564	163,077	(5,513)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2025	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	567,845	78.07%	655,452	75.97%	(87,606)	2.10%
Allowance for credit losses(D)	263,492	—	325,637	—	(62,144)	—
Collateral, guarantees, etc.(E)	304,353	—	329,815	—	(25,462)	—

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	44,467		911		43,555		100.00%		100.00%
	[50,002	]	[995	]	[49,007	]	[100.00	%]	[100.00	%]
Doubtful	342,522		134,298		129,283		62.98%		76.95%
	[447,324	]	[189,859	]	[132,177	]	[60.24	%]	[71.99	%]
Special Attention	340,302		128,282		131,514		61.44%		76.34%
	[365,391	]	[134,782	]	[148,630	]	[62.18	%]	[77.56	%]
Total	727,292		263,492		304,353		62.30%		78.07%
	[862,718	]	[325,637	]	[329,815	]	[61.10	%]	[75.97	%]

Note: The upper figures are as of September 30, 2025. The lower figures with brackets are as of March 31, 2025.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
Classified by Geographic Area	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Domestic	496,841	582,096	(85,254)
Overseas	230,450	280,622	(50,171)
Asia	41,430	58,101	(16,670)
Indonesia	339	507	(167)
Singapore	481	629	(147)
Thailand	—	—	—
Other	40,609	56,964	(16,354)
Americas	126,386	124,006	2,379
Europe, Middle East and Other	62,633	98,514	(35,880)
Total	727,292	862,718	(135,425)

	(in millions of yen)
Classified by Industry	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Domestic	496,841	582,096	(85,254)
Manufacturing	278,233	295,833	(17,600)
Construction	5,428	6,164	(736)
Wholesale and retail	74,541	81,876	(7,334)
Finance and insurance	11,586	16,687	(5,100)
Real estate	17,268	17,748	(479)
Goods rental and leasing	1,310	9,636	(8,325)
Services	46,562	65,734	(19,172)
Other industries	15,333	37,889	(22,555)
Consumer	46,576	50,525	(3,948)
Overseas	230,450	280,622	(50,171)
Financial institutions	27,622	13,131	14,491
Commercial and industrial	202,758	267,402	(64,643)
Other	69	88	(19)
Total	727,292	862,718	(135,425)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt	—	49	(49)
Doubtful	1,171	1,124	47
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	1,171	1,174	(2)
Normal(B)	2,974,426	2,563,577	410,848
Total loans (C=A+B)	2,975,598	2,564,752	410,846
Non-performing loans ratio (A)/(C)	0.03%	0.04%	(0.01)%
Write-offs	4	7	(2)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2025	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	1,171	100.00%	1,174	100.00%	(2)	—
Allowance for credit losses(D)	—	—	—	—	—	—
Collateral, guarantees, etc.(E)	1,171	—	1,174	—	(2)	—

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—		—		—		—		—
	[49	]	[—	]	[49	]	[—	]	[100.00	%]
Doubtful	1,171		—		1,171		—		100.00%
	[1,124	]	[—	]	[1,124	]	[—	]	[100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	1,171		—		1,171		—		100.00%
	[1,174	]	[—	]	[1,174	]	[—	]	[100.00	%]

Note: The upper figures are as of September 30, 2025. The lower figures with brackets are as of March 31, 2025.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
Classified by Geographic Area	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Domestic	1,171	1,174	(2)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—
Total	1,171	1,174	(2)

(in millions of yen)
Classified by Industry	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Domestic	1,171	1,174	(2)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	4	—	4
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	1,166	1,174	(7)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—
Total	1,171	1,174	(2)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

(in millions of yen)
	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Bankrupt or De facto Bankrupt	—	—	—
Doubtful	—	—	—
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	—	—	—
Normal(B)	2,230	2,468	(237)
Total loans (C=A+B)	2,230	2,468	(237)
Non-performing loans ratio (A)/(C)	—	—	—
Write-offs	—	—	—

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
	As of September 30, 2025	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2025	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	—	—	—	—	—	—
Allowance for credit losses(D)	—	—	—	—	—	—
Collateral, guarantees, etc.(E)	—	—	—	—	—	—

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Doubtful	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]

Note: The upper figures are as of September 30, 2025. The lower figures with brackets are as of March 31, 2025.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
Classified by Industry	As of September 30, 2025	As of March 31, 2025	Increase (Decrease)
Domestic	—	—	—
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	—	—	—
Total	—	—	—

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

(in billions of yen)

Category of Borrowers	Self-Assessment Classification: Non-Classification	Classification II	Classification III	Classification IV	Allowance Coverage ratio for unsecured portion	Loans to Be Disclosed under the Banking Act and the FRA
Bankrupt Borrowers Substantially Bankrupt Borrowers	【43.5】		【−】	【0.8】 (*)	100.00 %	i) Bankrupt or De facto Bankrupt 【44.4】
Potentially Bankrupt Borrowers	【130.4】		【213.2】		62.98 %	ii) Doubtful 【343.6】
Borrowers Requiring Caution (Special Attention Borrowers)	【340.3】				61.44 %	iii) Special Attention 【340.3】 Accruing loans contractually past due 3 months or more 【9.0】 Restructured loans 【331.2】
Borrowers Requiring Caution (Other Borrowers)						iv) Normal 【122,850.6】
Normal Borrowers						

Non-Performing Loans

i) + ii) + iii)

728.4

i) + ii) + iii) + iv)

123,579.1

(*)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31,2023	As of March 31, 2024	As of March 31, 2025 (A)	As of September 30, 2025 (B)	(B) - (A)
Assets newly categorized during fiscal 2022	240,324	114,818	71,431	46,913	(24,517)
Assets newly categorized during fiscal 2023		642,712	79,951	64,526	(15,425)
Assets newly categorized during fiscal 2024			175,417	116,089	(59,327)
Assets newly categorized during fiscal 2025				48,197

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2025
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	8,386	—	—
Reconstructive treatment	2,493	—	—
Upgrade due to reconstructive treatment	—	—	—
Loan sold to secondary market	42,089	—	—
Write-offs	4,284	—	—
Others	101,281	—	—
Collection / Repayment	26,634	—	—
Upgrade	74,646	—	—
Total	158,535	13,323	145,212
Amount in process for disposition	41,499

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2023	As of March 31, 2024	As of March 31, 2025 (A)	As of September 30, 2025 (B)	(B) - (A)
Assets newly categorized during fiscal 2022	986	262	91	89	(2)
Assets newly categorized during fiscal 2023		410	254	144	(110)
Assets newly categorized during fiscal 2024			477	209	(267)
Assets newly categorized during fiscal 2025				436

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2025
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—	—	—
Reconstructive treatment	—	—	—
Upgrade due to reconstructive treatment	—	—	—
Loan sold to secondary market	—	—	—
Write-offs	—	—	—
Others	438	—	—
Collection / Repayment	89	—	—
Upgrade	348	—	—
Total	438	17	421
Amount in process for disposition	46	—	—

Note

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

.

Mitsubishi UFJ Financial Group, Inc.

9. Loans Classified by Type of Industry

BK and TB Combined including Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Domestic offices (excluding loans booked at offshore markets)	76,417,547	(15,852)	76,433,399
Manufacturing	11,463,001	525,774	10,937,227
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	102,614	(6,942)	109,556
Construction	945,543	(3,598)	949,141
Utilities	2,760,915	57,677	2,703,238
Communication and information services	1,427,728	2,973	1,424,755
Transport and postal activities	2,408,870	246,662	2,162,208
Wholesale and retail	6,529,608	363,925	6,165,683
Finance and insurance	9,826,915	556,752	9,270,162
Real estate	12,041,808	353,895	11,687,912
Goods rental and leasing	2,592,555	113,494	2,479,061
Services	2,521,779	(997,468)	3,519,248
Municipal government	1,749,898	173,422	1,576,476
Other industries (including loans to the Japanese government)	22,046,311	(1,402,418)	23,448,729

Overseas offices and loans booked at offshore markets	36,552,683	1,395,863	35,156,819

Governments	319,970	(87,499)	407,470
Financial Institutions	15,196,686	938,678	14,258,007
Other	21,036,026	544,684	20,491,341

Total	112,970,230	1,380,011	111,590,219

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated
Loans Classified by Type of Industry
	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Domestic offices (excluding loans booked at offshore markets)	73,735,700	(196,919)	73,932,619
Manufacturing	11,461,601	525,774	10,935,827
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	102,614	(6,942)	109,556
Construction	945,543	(3,598)	949,141
Utilities	2,760,915	57,677	2,703,238
Communication and information services	1,415,236	2,273	1,412,963
Transport and postal activities	2,393,870	246,662	2,147,208
Wholesale and retail	6,529,608	363,925	6,165,683
Finance and insurance	8,230,963	401,247	7,829,716
Real estate	12,010,184	358,298	11,651,886
Goods rental and leasing	2,592,555	113,494	2,479,061
Services	2,519,270	(999,464)	3,518,734
Municipal government	1,749,682	173,437	1,576,245
Other industries (including loans to the Japanese government)	21,023,659	(1,429,702)	22,453,361

Overseas offices and loans booked at offshore markets	34,948,355	1,138,383	33,809,971

Governments	319,970	(87,499)	407,470
Financial Institutions	13,592,407	681,211	12,911,195
Other	21,035,977	544,671	20,491,305

Total	108,684,055	941,463	107,742,591

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated
Loans Classified by Type of Industry
	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Domestic offices (excluding loans booked at offshore markets)	1,134,735	141,910	992,824
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	12,492	700	11,792
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	384,193	164,884	219,309
Real estate	6,085	(4,346)	10,432
Goods rental and leasing	—	—	—
Services	509	(4)	514
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	731,454	(19,322)	750,777

Overseas offices and loans booked at offshore markets	1,604,328	257,480	1,346,848

Governments	—	—	—
Financial Institutions	1,604,279	257,467	1,346,812
Other	48	13	35

Total	2,739,063	399,391	2,339,672

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts
Loans Classified by Type of Industry
	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Domestic offices (excluding loans booked at offshore markets)	1,547,111	39,156	1,507,955
Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	15,000	—	15,000
Wholesale and retail	—	—	—
Finance and insurance	1,211,758	(9,379)	1,221,137
Real estate	25,538	(55)	25,594
Goods rental and leasing	—	—	—
Services	2,000	2,000	—
Municipal government	216	(14)	231
Other industries (including loans to the Japanese government)	291,197	46,606	244,591

Overseas offices and loans booked at offshore markets	—	—	—

Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	1,547,111	39,156	1,507,955

Mitsubishi UFJ Financial Group, Inc.

10 Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Total domestic consumer loans	15,170,669	139,866	15,030,803
Housing loans	14,391,929	116,908	14,275,020
Residential purpose	12,820,347	152,797	12,667,550
Other	778,740	22,957	755,782

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Outstanding amount	42,985,889	713,346	42,272,543
% to total domestic loans	56.25%	0.94%	55.30%

BK Non-consolidated

(1) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Total domestic consumer loans	14,642,281	175,393	14,466,887
Housing loans	13,863,795	152,363	13,711,432
Residential purpose	12,292,502	188,234	12,104,268
Other	778,485	23,030	755,455

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Outstanding amount	42,055,732	700,542	41,355,190
% to total domestic loans	57.03%	1.09%	55.93%

TB Non-consolidated

(1) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Total domestic consumer loans	526,424	(35,348)	561,773
Housing loans	526,170	(35,276)	561,446
Residential purpose	525,883	(35,259)	561,143
Other	254	(72)	326

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Outstanding amount	648,145	(40,230)	688,376
% to total domestic loans	57.11%	(12.21)%	69.33%

TB Non-consolidated: Trust Accounts

(1) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Total domestic consumer loans	1,964	(177)	2,141
Housing loans	1,964	(177)	2,141
Residential purpose	1,962	(176)	2,138
Other	—	—	—

(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Outstanding amount	282,011	53,034	228,977
% to total domestic loans	18.22%	3.04%	15.18%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. KS, BDI

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Americas	14,536,841	69,223	14,467,618
United States	12,508,642	59,008	12,449,634
Canada	726,542	52,059	778,602
Brazil	512,121	96,665	415,455
Mexico	280,345	32,886	313,232
Others	509,189	1,504	510,693

Asia/Oceania	11,640,800	89,693	11,551,107
Australia	1,897,760	15,386	1,913,147
Hong Kong	1,722,220	20,434	1,742,655
India	1,657,044	56,899	1,600,144
Singapore	1,385,214	23,111	1,408,325
Indonesia	1,063,275	61,740	1,001,535
China	988,828	143,877	1,132,705
Malaysia	691,024	29,918	720,942
Taiwan	506,181	44,289	461,892
Korea	458,960	29,251	488,211
Philippines	447,571	101,839	345,731
New Zealand	426,763	27,781	398,982
Others	395,953	59,121	336,832
EMEA	9,714,628	640,317	9,074,311

United Kingdom	2,387,584	153,062	2,234,521
Netherlands	1,223,879	11,168	1,212,711
Germany	778,889	3,428	775,460
Luxembourg	744,430	182,998	561,431
France	562,761	475	562,286
Ireland	510,334	34,416	475,917
Italy	294,305	23,513	270,791
Qatar	258,406	90,871	167,535
Saudi Arabia	247,051	47,366	199,684
Belgium	224,888	46,155	178,732
Turkey	222,832	19,441	203,390
Switzerland	207,531	21,982	229,513
Spain	172,786	10,256	183,043
United Arab Emirates	157,727	15,952	141,775
Sweden	76,364	13,107	63,256
Cote D’Ivoire	68,044	32,165	35,878
Norway	63,858	11,073	52,784
Others	1,512,951	12,641	1,525,592

Total	35,892,271	799,233	35,093,037

KS and BDI have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
KS	7,006,928	576,626	6,430,302
BDI	1,542,609	(71,490)	1,614,099

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deposits (ending balance)	215,214,312	(756,366)	215,970,679
Deposits (average balance)	216,155,256	1,010,689	215,144,567
Loans (ending balance)	111,423,119	1,340,855	110,082,264
Loans (average balance)	112,726,562	2,015,844	110,710,718
BK Non-consolidated
	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deposits (ending balance)	200,698,962	(2,013,836)	202,712,799
Deposits (average balance)	202,099,168	798,771	201,300,396
Loans (ending balance)	108,684,055	941,463	107,742,591
Loans (average balance)	110,064,678	1,550,308	108,514,370
TB Non-consolidated
	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deposits (ending balance)	14,515,350	1,257,469	13,257,880
Deposits (average balance)	14,056,088	211,917	13,844,171
Loans (ending balance)	2,739,063	399,391	2,339,672
Loans (average balance)	2,661,883	465,535	2,196,348

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Individuals	94,045,511	426,688	93,618,823
Corporations and others	84,502,494	(1,733,025)	86,235,520
Domestic deposits	178,548,006	(1,306,337)	179,854,343

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Individuals	87,382,443	(195,687)	87,578,130
Corporations and others	79,237,135	(2,435,236)	81,672,372
Domestic deposits	166,619,578	(2,630,923)	169,250,502

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Individuals	6,663,068	622,375	6,040,693
Corporations and others	5,265,359	702,210	4,563,148
Domestic deposits	11,928,428	1,324,586	10,603,841

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deferred tax assets	1,105.0	63.0	1,041.9
Allowance for credit losses	182.3	(28.5)	210.9
Write-down on investment securities	371.1	(1.8)	373.0
Unrealized losses on Available-for-sale securities	1.0	(0.1)	1.2
Reserve for retirement benefits	62.0	(6.0)	68.0
Reserve for contingent losses	17.7	(1.6)	19.3
Depreciation and Impairment losses	74.0	(2.7)	76.7
Devaluation on land upon merger	20.0	(0.2)	20.2
Net deferred losses on hedging instruments	529.6	92.2	437.4
Other	240.4	10.6	229.7
Valuation allowance	(393.4)	1.4	(394.8)
Deferred tax liabilities	855.4	87.9	767.4
Unrealized gains on Available-for-sale securities	655.7	108.9	546.7
Revaluation gains on securities upon merger	36.9	(0.7)	37.7
Gains on securities contributed to employees’ retirement benefits trust	39.3	(2.4)	41.8
Gains on management of employees’ retirement benefits trust	52.8	(9.5)	62.4
Other	70.5	(8.2)	78.7

Net deferred tax assets	249.5	(24.8)	274.4

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2020	FY2021	FY2022	FY2023	FY2024	Interim FY2025
Net operating profits before provision for general allowance for credit losses	388.0	374.4	690.4	974.6	521.7	745.0
Total credit costs	(223.3)	(234.0)	(98.5)	(250.2)	237.3	82.3
Income before income taxes	205.5	286.1	1,239.5	994.7	1,276.6	980.9
Reconciliation to taxable income	98.5	343.3	(453.8)	(50.5)	(446.8)	(152.4)
Taxable income	304.1	629.5	785.7	944.2	829.7	828.5

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2025 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2025 (B)
Deferred tax assets	88.9	1.2	87.6
Gains on securities related to employees’ retirement benefits trust	62.3	0.2	62.0
Depreciation and Impairment losses	15.0	0.0	15.0
Write-down on investment securities	7.7	(0.9)	8.6
Group tax sharing transactions	4.7	(2.8)	7.5
Reserve for contingent losses	1.2	(0.3)	1.5
Other	24.0	4.0	20.0
Valuation allowance	(26.3)	1.0	(27.3)
Deferred tax liabilities	256.4	12.7	243.7
Reserve for retirement benefits	149.4	12.3	137.1
Unrealized gains on Available-for-sale securities	96.6	24.3	72.3
Net deferred gains on hedging instruments	3.3	(19.1)	22.4
Other	6.9	(4.7)	11.6

Net deferred tax assets	(167.5)	(11.4)	(156.0)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2020	FY2021	FY2022	FY2023	FY2024	Interim FY2025
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	132.3	176.4	109.1	70.4	70.0	93.4
Total credit costs	0.0	0.1	(0.2)	(0.1)	0.2	(5.1)
Income before income taxes	129.4	210.6	165.7	75.1	199.8	120.9
Reconciliation to taxable income	(26.5)	(37.4)	(46.1)	(15.2)	(81.5)	(44.3)
Taxable income	102.9	173.1	119.6	59.8	118.3	76.5

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2025	As of September 30, 2025
Assets:
Cash and due from banks	89,553,911	75,602,816
Call loans	1,489,909	1,703,361
Receivables under resale agreements	3,031,388	1,898,160
Monetary claims bought	4,248,428	4,098,525
Trading assets	5,602,554	6,131,093
Money held in trust	32,798	36,826
Securities	69,147,025	66,526,849
Loans and bills discounted	107,742,591	108,684,055
Foreign exchanges	1,374,506	1,420,401
Other assets	10,785,183	13,236,155
Tangible fixed assets	676,397	674,749
Intangible fixed assets	509,097	530,999
Prepaid pension costs	831,781	886,146
Deferred tax assets	274,421	249,565
Customers’ liabilities for acceptances and guarantees	9,597,403	9,687,843
Allowance for credit losses	(530,929)	(437,346)

Total assets	304,366,471	290,930,204

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2025	As of September 30, 2025
Liabilities:
Deposits	202,712,799	200,698,962
Negotiable certificates of deposit	11,625,450	12,305,869
Call money	730,676	610,194
Payables under repurchase agreements	21,795,415	16,443,323
Commercial papers	3,062,422	2,829,693
Trading liabilities	3,011,694	3,413,193
Borrowed money	29,946,265	20,743,485
Foreign exchanges	2,592,757	2,379,665
Bonds payable	1,109,130	1,126,036
Other liabilities	8,785,154	11,070,876
Reserve for bonuses	92,495	53,914
Reserve for bonuses to directors	267	92
Reserve for stocks payment	4,423	4,644
Reserve for retirement benefits	16,909	16,495
Reserve for contingent losses	62,378	56,646
Reserves under special laws	0	0
Deferred tax liabilities for land revaluation	81,148	80,727
Acceptances and guarantees	9,597,403	9,687,843

Total liabilities	295,226,792	281,521,665

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,710,103	3,941,707
Revenue reserve	190,044	190,044
Other retained earnings	3,520,059	3,751,663
Funds for retirement benefits	2,432	2,432
Reserve for investment promotion taxation	852	852
Other reserve	718,196	718,196
Earned surplus brought forward	2,798,577	3,030,181
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,654,637	8,886,241

Net unrealized gains (losses) on available-for-sale securities	1,277,153	1,516,309
Net deferred gains (losses) on hedging instruments	(948,300)	(1,149,286)
Land revaluation excess	156,189	155,275

Total valuation and translation adjustments	485,042	522,298

Total net assets	9,139,679	9,408,539

Total liabilities and net assets	304,366,471	290,930,204

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Ordinary income	3,572,670	3,804,786
Interest income	2,588,190	2,744,858
Interest on loans and bills discounted	1,515,370	1,470,017
Interest and dividends on securities	575,220	640,831
Fees and commissions	400,157	469,293
Trading income	34,346	44,261
Other operating income	230,823	317,385
Other ordinary income	319,153	228,987
Ordinary expenses	2,612,876	2,851,096
Interest expenses	1,780,905	1,902,200
Interest on deposits	880,284	849,575
Fees and commissions	80,963	85,041
Trading expenses	2,150	3,057
Other operating expenses	48,678	115,484
General and administrative expenses	632,399	692,881
Other ordinary expenses	67,779	52,431

Ordinary profits	959,794	953,689

Extraordinary gains	8,168	35,179
Extraordinary losses	3,965	7,871

Income before income taxes	963,997	980,998

Income taxes - current	155,314	263,570
Income taxes - deferred	93,929	6,209

Total taxes	249,243	269,779

Net income	714,753	711,218

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2025	As of September 30, 2025
Assets:
Cash and due from banks	13,562,026	14,190,530
Call loans	730,000	911,443
Receivables under resale agreements	84,905	107,967
Receivables under securities borrowing transactions	130,708	98,585
Monetary claims bought	15	15
Trading assets	88,909	119,954
Money held in trust	13,864	13,854
Securities	14,518,485	16,887,015
Loans and bills discounted	2,339,672	2,739,063
Foreign exchanges	175,657	187,267
Other assets	1,344,091	1,622,029
Tangible fixed assets	112,161	112,442
Intangible fixed assets	88,450	94,137
Prepaid pension costs	555,465	593,967
Customers’ liabilities for acceptances and guarantees	44,005	42,598
Allowance for credit losses	(932)	(6,106)

Total assets	33,787,488	37,714,766

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2025	As of September 30, 2025
Liabilities:
Deposits	13,257,880	14,515,350
Negotiable certificates of deposit	5,746,397	5,714,385
Call money	2,038,024	3,042,728
Payables under repurchase agreements	5,464,023	7,155,725
Commercial papers	133,307	297,881
Trading liabilities	278,494	338,088
Borrowed money	1,578,850	1,668,483
Foreign exchanges	543,047	419,479
Short-term bonds payable	199,766	99,884
Bonds payable	30,000	30,000
Due to trust accounts	1,565,953	1,530,501
Other liabilities	689,059	601,738
Reserve for bonuses	6,081	5,926
Reserve for bonuses to directors	176	54
Reserve for stocks payment	3,556	3,436
Reserve for contingent losses	5,092	4,081
Deferred tax liabilities	156,082	167,545
Deferred tax liabilities for land revaluation	3,755	3,755
Acceptances and guarantees	44,005	42,598

Total liabilities	31,743,556	35,641,646

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,352,802	1,353,690
Revenue reserve	73,714	73,714
Other retained earnings	1,279,088	1,279,976
Funds for retirement benefits	710	710
Reserve for investment promotion taxation	281	281
Other reserve	138,495	138,495
Earned surplus brought forward	1,139,601	1,140,489
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,833,051	1,833,940

Net unrealized gains (losses) on available-for-sale securities	179,477	231,941
Net deferred gains (losses) on hedging instruments	31,040	6,875
Land revaluation excess	362	362

Total valuation and translation adjustments	210,879	239,179

Total net assets	2,043,931	2,073,119

Total liabilities and net assets	33,787,488	37,714,766

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Ordinary income	834,449	707,912
Trust fees	61,807	67,745
Interest income	541,179	470,022
Interest on loans and bills discounted	45,191	52,890
Interest and dividends on securities	382,757	283,357
Fees and commissions	81,600	90,128
Trading income	436	0
Other operating income	38,753	45,971
Other ordinary income	110,672	34,043
Ordinary expenses	602,538	582,710
Interest expenses	443,344	388,571
Interest on deposits	60,290	72,201
Fees and commissions	28,263	34,475
Trading expenses	—	34,520
Other operating expenses	29,990	16,411
General and administrative expenses	94,737	99,655
Other ordinary expenses	6,202	9,076

Ordinary profits	231,911	125,202

Extraordinary gains	616	—
Extraordinary losses	15,884	4,273

Income before income taxes	216,643	120,928

Income taxes - current	36,292	25,658
Income taxes - deferred	14,899	6,205

Total taxes	51,192	31,863

Net income	165,450	89,065

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2025	As of September 30, 2025
Assets:
Loans and bills discounted	1,507,955	1,547,111
Securities	82,297,398	83,570,896
Beneficiary rights to the trust	171,790,489	174,772,695
Securities held in custody accounts	3,182,746	4,027,941
Monetary claims	37,473,051	39,001,521
Tangible fixed assets	24,848,502	26,261,485
Intangible fixed assets	229,603	262,776
Other claims	4,279,871	4,698,264
Call loans	5,651,749	3,928,387
Due from banking account	4,244,900	3,411,202
Cash and due from banks	6,403,878	6,524,822

Total	341,910,148	348,007,105

Liabilities:
Money trusts	39,222,424	35,500,853
Pension trusts	13,366,896	12,825,248
Property formation benefit trusts	5,228	5,065
Investment trusts	170,479,519	173,248,934
Money entrusted other than money trusts	7,388,623	8,447,767
Securities trusts	5,392,692	6,166,711
Monetary claim trusts	32,124,384	33,869,490
Equipment trusts	412,714	629,391
Land and fixtures trusts	18,442	18,561
Composite trusts	73,499,220	77,295,080

Total	341,910,148	348,007,105

Note:	1. The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
2. Trust assets and liabilities under a declaration of trust excluded from above table are 32,651 millions of yen as of March 31, 2025 and 43,081 millions of yen as of September 30, 2025.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2025	As of September 30, 2025
Assets:
Loans and bills discounted	2,468	2,230
Other	1,713,079	1,640,029

Total	1,715,548	1,642,260

Liabilities:
Principal	1,715,116	1,641,807
Allowance for bad debts	7	6
Other	424	446

Total	1,715,548	1,642,260

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2025	As of September 30, 2025
Total funds	71,598,827	68,560,903

Deposits	13,257,880	14,515,350
Negotiable certificates of deposit	5,746,397	5,714,385
Money trusts	39,222,424	35,500,853
Pension trusts	13,366,896	12,825,248
Property formation benefit trusts	5,228	5,065

Loans and bills discounted	3,847,628	4,286,175

Banking account	2,339,672	2,739,063
Trust account	1,507,955	1,547,111

Investment securities	96,815,884	100,457,912

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.